PPG Industries, Inc.

One PPG Place Pittsburgh, Pennsylvania 15272

William H. Hernandez

Sr. Vice President, Finance

December 22, 2006	Via facsimile to (202) 772-9369

Mr. John M. Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0510

Re:	Comment letter dated December 13, 2006 concerning the Annual Report on
Form 10-K of PPG Industries, Inc. (“PPG”) for the year ended December 31, 2005 and
Form 10-Q for the quarter ended September 30, 2006 – File No. 1-1687

Dear Mr. Hartz:

This letter is furnished in response to your above referenced comment letter. The responses below pertain to all matters raised by the Staff. In order to facilitate your review, our letter presents the Staff comment followed by our response.

Form 10-K for the Year Ended December 31, 2005

Management’s Discussion and Analysis, page 17

Critical Accounting Estimates, page 25

1.	You state on page 26 that none of your goodwill was impaired as of December 31, 2005 but that the fair value of your fiber glass business declined during 2005 and, as a result, some or all of the related goodwill of $49 million is at risk in 2006 for impairment should your projected recovery in the business not occur. Please address the following comments:

•	Tell us the carrying value and fair value of your fiber glass business at the 2005 test date and identify the test date;

•	We note that sales appear to be up slightly in the glass segment; however the earnings appear to be flat when considering the one-time legal settlement in 2005. Tell us whether you have conducted tests subsequent to December 31, 2005 and explain the results;

•	Considering the disclosures in the 2005 Form 10-K and the relatively flat results of operations in 2006 in the glass segment, please advise us concerning the following:

•	A description of the recovery plan and the ongoing results of such plan.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

December 22, 2006

•	More quantified information concerning any deterioration/recovery in actual results of operations.

In future filings, please provide more details concerning flat or declining businesses, and any related recovery plans, so that readers are more aware of the underlying details and assumptions related to actual, and/or potential impairments.

We completed our 2005 goodwill impairment testing for the fiber glass business as of September 30, 2005. At that time, the estimated fair value of this reporting unit was $515 million compared to a carrying value of $488 million. Additionally, we reviewed revised cash flow forecasts and updated carrying value information in the fourth quarter of 2005 and concluded that there was no significant change to the fair value or carrying value. We have subsequently completed our 2006 goodwill impairment testing as of September 30, 2006. This most recent test has indicated that the estimated fair value of the business is $536 million compared to a carrying value of $457 million.

As disclosed in our 2003 MD&A, the operating performance and cash flows of our fiber glass reporting unit were impacted by global industry overcapacity, as competitors added capacity in low labor cost countries, which led to downward pressure on pricing. In response to these developments, we have been working to improve the profitability of our fiber glass business unit and reported on page 18, MD&A, of the 2005 Form 10-K that continuing efforts in 2005 to position the fiber glass business for future growth in profitability were adversely impacted by the rise in fourth quarter natural gas prices, slightly lower year-over-year sales, lower equity earnings due to weaker pricing in the Asian electronics market, and the absence of the $19 million gain which occurred in 2004 stemming from the sale/ leaseback of precious metals. Despite high energy costs, we expected fiber glass earnings to improve in 2006 because of price strengthening in the Asian electronics market, which began to occur in the fourth quarter of 2005, increased cost reduction initiatives and the positive impact resulting from the expected start up of our new joint venture in China. This joint venture will produce high labor content fiber glass reinforcement products and take advantage of lower labor costs, allowing us to refocus our U.S. production capacity on higher margin direct process products.

Our fiber glass reporting unit has made progress during 2006 in achieving a multi-year plan developed by management to improve profitability and cash flow. A transformation of our supply chain, which includes production of a more focused product mix at each manufacturing plant, manufacturing cost reduction initiatives and improved equity earnings from our Asian joint ventures are the primary focus and represent the critical success factors in this plan. Major progress has been made to date in this plan, including ongoing improvement in cost performance, product yield, capacity utilization, and mix shift.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

December 22, 2006

In future filings, we will continue to provide details concerning flat or declining businesses and will include any related recovery plans so as to provide readers more detail with respect to potential impairments.

2.	We note your Form 8-K filed November 16, 2006. Please ensure you address the turn of events regarding your lower than expected results of your chlor-alkali business, due to lower volumes and pricing as a result of extensive facility shutdowns or production curtailments for November and December by several significant chlor-alkali chemical customers, and particularly as it relates to your annual impairment test for goodwill attributable to this business and your chemicals segment overall in future filings beginning with your Form 10-K for the year ended December 31, 2006.

We believe the events impacting the fourth quarter performance of our chlor-alkali reporting unit described in the Form 8-K to be short-term in nature and to have minimal impact on the long term results of the chlor-alkali reporting unit. We will address these events in our December 31, 2006 Form 10-K. There is no goodwill related to this reporting unit. We will continue to address in our future filings factors and events impacting our reporting units that could put portions of our goodwill balance at risk for impairment.

22. Business Segment Information, page 54

3.	You state you have three reportable segments: coatings, glass and chemicals. You also state that the glass and fiber glass operations have been aggregated into a single reportable segment. Based on your disclosures we note that you have numerous businesses below your reportable segments. In particular:

•	Coatings is made up of industrial, automotive and architectural;

•	Glass is made up of automotive OEM, replacement, and flat and fiber glass;

•	Chemicals is made up of chlor-alkali, Transitions®, silica, Teslin®, and fine chemicals;

•	You operate 378 service centers for architectural finishes;

•	You have a Senior Vice President, Automotive Aftermarket, and a Senior Vice President, Coatings and Managing Director, PPG Europe, as listed on page 57;

•	Your website indicates that you have 15 businesses;

•	Your Form 8-K filed November 16, 2006 offers your outlook specifically related to only your chlor-alkali business;

•	We note that each of your reportable segments experienced differing results of operations of each of their underlying component businesses.

Considering these observations, please provide us with a comprehensive explanation concerning your reportable segments. Identify for us your underlying operating segments and provide support for your determinations. In addition, please provide us with your aggregation analysis which resulted in your reportable segments.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

December 22, 2006

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Financial Information” requires that segment information for external reporting be determined using the management approach, which is the way management organizes the segments within the company for making operating decisions and assessing performance.

Paragraph 3 of SFAS No. 131 indicates that the objective of disclosing information about the segments of an enterprise is to provide financial statement users with information about the different types of business activities in which an enterprise is engaged and the different economic environments in which it operates. When thinking about accomplishing that objective in relation to PPG, the Company’s business activities and market environments are naturally defined by the industries in which the Company operates. The natural groupings are coatings, glass, fiber glass and chemicals.

Management has defined the Company along these industry lines for many years. The Company was founded in 1883 as the Pittsburgh Plate Glass Company, a name which reflected the business activity at inception. In 1968, the Company changed its name to PPG Industries to reflect the diversification in the business activities that had occurred over time. In the 1968 Annual Report to Shareholders, management organized the discussion of PPG’s business into four sections, one each for the Glass, Chemicals, Coatings and Fiber Glass Divisions. In the Financial Review included in the 1968 Annual Report, sales of each Division were presented as a percentage of total sales. Over time, management has shifted PPG’s business portfolio by emphasizing coatings while glass has become a smaller portion of the total Company, but management continues to believe that the Company’s business activities and the economic environments in which it operates are defined by our coatings, chemicals, glass and fiber glass operating segments.

From an historical perspective, PPG has a long tradition of performance that has been built on the strength of the operational excellence of our manufacturing capabilities and the technological advancements developed by our research and development efforts. When looking at PPG from a manufacturing or research and development perspective, the natural segmentation of our activities is into the four operating segments of coatings, glass, fiber glass and chemicals. The Company’s substantial manufacturing assets in each operating segment are generally shared by the reporting units comprising the four operating segments rather than each reporting unit having its own dedicated manufacturing resources. In a similar manner, the Company operates separate research and development centers, one for each of the operating segments.

The chief operating decision maker within PPG with the authority to make decisions about resources to be allocated to operating segments and to assess their performance is the Executive Committee, which consists of the Chairman of the Board and Chief Executive Officer, the Senior Vice President, Finance, and the Senior Vice President, General Counsel and Secretary.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

December 22, 2006

The principal information which the Executive Committee uses in order to make decisions relative to the allocation of resources and the assessment of performance includes the quarterly Financial Statements for PPG Management, the monthly presentations made by the Vice President and Controller, and the long-range plan. The monthly presentations, the quarterly Financial Statements for PPG Management and the long range plan present financial information for our four operating segments: coatings, glass, fiber glass and chemicals. Sales and earnings for the 15 business units that comprise the four operating segments is also presented to the Executive Committee. In addition, although the long-range plan is developed at the department level, the plan information is also consolidated into plant, reporting unit and operating segment level information.

The fact that separate executives manage each reporting unit reflects the delegation of management responsibilities to a lower level and is intended to focus the accountability for each business’ performance. The decision-making authority of each reporting unit executive is limited to capital transactions no greater than $1 million; therefore, these executives do not have wide-ranging authority with respect to the allocation of resources. Final decision making authority rests with the Executive Committee for capital transactions ranging from $1 million to $10 million, with transactions in excess of this limit requiring approval by the Board of Directors.

We believe that PPG’s operating segments have been appropriately identified as our coatings, glass, fiber glass and chemicals businesses.

Aggregation of operating segments is permitted when the segments have similar economic characteristics, such as long-term average gross margins, and they are similar in other ways specified by SFAS No. 131.

In order to analyze whether the glass and fiber glass segments have similar economic characteristics, a comparison was made of the average profit contribution margin in both the glass and fiber glass operating segments for an eight-year period. This metric is one that is employed internally by PPG and is similar to gross margin. The average margins for these two segments were similar over the eight-year period. Other similar economic characteristics of the two segments include the fact that the markets they serve are cyclical in nature, both operating segments are capital and energy intensive, they use many of the same raw materials for production, they sell on a repeat basis into established markets and they deploy similar capital equipment and manufacturing process technology.

The aggregation criteria for the two operating segments are discussed below.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

December 22, 2006

Nature of products and services

By nature, float glass and fiber glass are similar in composition and underlying structure. Furthermore, original equipment and automotive replacement glass are shaped and treated versions of float glass while fiber glass is a version of glass formed into strands. Both the glass and fiber glass products are typically intermediate goods which are utilized as materials by downstream manufacturers to create products for the ultimate consumer within the transportation and construction industries. We concluded that the nature of the products is similar.

Nature of the production process

The production of float glass involves the mixture and heat treatment of silica sand, soda ash, limestone, dolomite, rouge, and cullet to form a molten batch which is then stirred into a refiner. The molten glass is then poured over a lip and begins to form on a flat, tin surface. The glass then enters the lehr where it begins to cool. A ribbon is then lifted off the tin and begins to move on rolls onto the cooling conveyor. Float glass is then subject to a variety of downstream fabrication processes.

The raw materials used in the production of fiber glass consist of silica sand, colemanite, ulexite, fluorspar, limestone, rouge and sodium sulfate. The production of fiber glass is essentially the same as that described above except that the molten material is pulled through platinum or rhodium bushings to create strands of filaments. Several fabrication processes follow this production process.

We concluded that the production process of the two operating segments is similar with respect to the heating of raw materials to convert them to a molten state and, in some cases, the subsequent fabrication of the product.

Type or class of customer for products and services

The type or class of customer for the glass and fiber glass operating segments was evaluated according to the end use market for the products. Both the glass and fiber glass operating segments were determined to have common overlaps in the transportation and construction industries with the preponderance of sales being attributable to these industries. The construction industry includes both commercial and residential activities. The transportation industry includes automobiles, trucks, airplanes, and marine transportation. We believe that there is sufficient overlap in the end use markets of both the glass and fiber glass operating segments to conclude that the operating segments are similar with respect to the type or class of customer for the products and services produced for sale.

Methods used to distribute products or services

Both the glass and fiber glass operating segments distribute the majority of their products by selling directly to customers. To a lesser extent, their products are sold through other distribution networks. Therefore, we believe that these operating segments use the same methods of distribution for their products.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

December 22, 2006

One of the reasons we have aggregated the fiber glass operating segment with the glass operating segment is the fact that fiber glass has consistently been the smallest of the four operating segments in terms of both sales and earnings. In 2005, fiber glass sales were approximately 5% of total PPG sales and its segment earnings were approximately 1% of total PPG segment earnings.

Given the economic similarities and other attributes between the glass and fiber glass operating segments, we concluded that it is appropriate to aggregate these two segments into one reportable segment.

22. Business Segment Information, page 54 (continued)

4.	We note your statement on page 35 that your reporting units are the major product lines comprising your reportable business segments. It is unclear from this statement whether your reportable segments are your reporting units, or whether, as we assume, multiple reporting units make up your reportable segments. Please address this supplementally and clarify this statement in future filings. In order for us to better understand your disclosures, please identify your reporting units as defined in SFAS 142.

PPG currently has 15 reporting units as that term is defined in SFAS No. 142, which are one level below the operating segment level. We evaluate goodwill impairment at the reporting unit level. In future filings, we will revise Note1, “Summary of Significant Accounting Policies – Goodwill and identifiable intangible assets,” to add clarity by stating:

“The Company’s reporting units are the major product lines comprising our operating segments (See Note 22, “Reportable Operating Segments” for further information concerning our reportable units.)”

In future filings, we will also revise our Note 22 to clarify that the operating segments are comprised of reporting units and identify that the reporting units are as follows:

Coatings: Automotive, industrial, refinish, aerospace, architectural, and packaging.

Glass: Automotive glass, automotive replacement glass, performance glazings, fiber glass and insurance and services.

Chemicals: Chlor-alkali and derivatives, optical products, silicas, and fine chemicals.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

December 22, 2006

5.	We note that you use the term “Operating income (loss),” rather than segment income in your segment footnote. In future filings please rename this measure something other than Operating income, because although you do not use this term in your GAAP income statement, it implies a measure that would otherwise include items that you are excluding in your segment measure. A term such as “segment income” for example, would be acceptable.

Consistent with the Staff’s request, in future filings, we will use the term “segment income (loss)” to describe the earnings measure presented for our operating segments.

Form 10-Q for the quarter ended September 30, 2006

16. Commitments and Contingent Liabilities, page 17

6.	We note that you have recently settled the Federal Glass class action antitrust cases last year and more recently the federal class action cases in the automotive refinish industry. We also note that you are currently in discussions concerning potential settlement of the Tennessee glass class action antitrust case, and with respect to the California cases, the settlement agreement remains tentative, pending formal documentation and necessary court proceedings. In addition, you are considering potential settlement of the automotive refinish cases in state courts.

Both of the above settlements were made after asserting that you had no intention to settle and without giving any quantified ranges of losses to provide a frame of reference to the scope of the potential losses. Tell us the scope of the state antitrust cases that remain and whether it is reasonably possible to estimate a range of loss related to such cases.

In future filings, we urge you to consider a more detailed discussion about the uncertainties surrounding litigation and provide real-time updates, including quantified information, so that readers can have a more reasonable understanding of the timing and scope of potential charges.

With respect to the federal automotive refinish antitrust cases, while we acknowledge that our 2006 filings prior to our September 30, 2006 Form 10-Q indicated that the Company had no present intention to settle the cases at the time of those filings, our January 6, 2006 letter to you, our February 16, 2006 Form 10-K for the year 2005 and our March 31, 2006 and June 30, 2006 Form 10-Q filings all contain the following comment: “While currently not expected, if future developments in the case are adverse to the Company, we could consider a settlement of the automotive refinish antitrust case.” Factual discovery (e.g., witness depositions) was ongoing during the third quarter of 2006. As that process ended, we reached the conclusion that it was in the best interest of the Company to attempt to settle the litigation in order to avoid the ongoing expense of this protracted case, as well as the risks and uncertainties associated with complex litigation involving jury trials. However, throughout the course of the litigation the plaintiffs did not specify an amount of economic damages sought in the case.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

December 22, 2006

As it relates to the refinish antitrust state cases, there are class actions lawsuits in six states that mimic the federal class action but are filed pursuant to state statutes on behalf of indirect purchasers of automotive refinish products. The cases are in state court in California, Maine, Massachusetts, Tennessee, and Vermont, and a federal court in New York. While the procedural postures vary, there has been minimal activity in the state cases pending the outcome of the federal class action. PPG believes that there was no wrongdoing on its part, and believes it has meritorious defenses to the independent state court cases as we believed with the federal case. Notwithstanding the foregoing, as disclosed in the third quarter 2006 Form 10-Q, PPG is considering potential settlement of these cases. The Company has engaged in no formal settlement negotiations to date. On December 21, 2006, PPG learned that the initial settlement demand of the plaintiffs in the California case is $3 million. The plaintiffs in the other state cases have not specified an amount of economic damages being sought.

We also acknowledge that, when we settled the federal glass class action antitrust cases in the third quarter of 2005, our previous filings had indicated that the case was likely to go to trial. Well into 2005 the Company continued to believe it could be able to regain the result achieved in the Federal District Court; i.e., dismissal of the case. However, on March 28, 2005, the Supreme Court of the United States rejected the Company’s petition for permission to appeal the adverse decision of the Third Circuit Court of Appeals. The Company’s evaluation during trial preparation throughout 2005 culminated in settlement discussions that only began in October 2005. A settlement agreement has been signed in the California state court cases. However, court proceedings necessary to make the settlement final and non-appealable should occur during 2007. With respect to the remaining independent state court case pending in Tennessee, early settlement discussions have produced a settlement demand of $2 million.

In future filings, we will continue to provide a detailed discussion around the uncertainties surrounding litigation and provide timely updates so as to provide readers a reasonable understanding of the timing and scope of potential changes in these matters.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

December 22, 2006

16. Commitments and Contingent Liabilities, page 17 (continued)

7.	We note that in the third quarter you recorded a $165 million charge related to the Jersey City, New Jersey site and other sites in New Jersey. You also recorded an $8 million charge related to the Calcasieu River Estuary in Louisiana. We also note that the range of reasonably possible additional loss is $200-$300 million. In addition, these loss contingencies include significant unresolved issues such as the nature and extent of contamination and the methods that may be employed to remediate them. Both the recent charges and the possible additional amounts represent significant amounts. It would appear that these sites represent a substantial ongoing activity of your company and warrant considerable disclosures in order for readers to grasp the scope of this uncertainty.

Tell us what consideration you have given to provide separate analysis of these two sites on a periodic basis, which provides the following:

•	A reasonable plain English description of the known level of contamination;

•	A reasonable description of the proposed remediation and what that will entail;

•	The underlying cost assumptions behind each major component of the remediation;

•	A timeline of the expected clean-up;

•	Updates on the completion of studies and their approvals;

•	Discussions each period of changes in estimates and the underlying reasons for such changes. For example, if the assumptions behind a component are no longer valid, a description of the changes in the period and the underlying reasons for the change;

•	The range of possible additional loss by site, so that readers can digest the scope of each site individually.

•	The extent of potential third party indemnification by site.

We acknowledge that the charges recorded in the third quarter related to these sites and the reasonably possible additional loss of $200-$300 million represent significant amounts. Furthermore, we acknowledge that these sites warrant considerable financial statement disclosure. In drafting our disclosures, we have considered the requirements of SFAS No. 5, “Accounting for Contingencies” and AICPA Statement of Position 96-1, “Environmental Remediation Liabilities”. We believe that our disclosures concerning these matters have complied with these requirements. However, considering the significance of these matters and given your comments, in future filings we will expand our disclosures to include the items you noted. However, we would not anticipate including in our disclosure the range of reasonably possible loss by site, as we believe our current disclosure of additional reasonably possible loss in the aggregate of $200 million to $300 million is adequate and appropriate.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

December 22, 2006

In connection with responding to the Staff’s comments, PPG acknowledges that:

•	PPG’s management is responsible for the adequacy and accuracy of the disclosure in PPG’s filings with the Securities and Exchange Commission (the “SEC”);

•	it is the Staff’s position that SEC Staff comments or changes to PPG’s disclosure in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to PPG’s filing with the SEC; and

•	it is the Staff’s position that PPG may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe we have fully addressed your comments. If you have any further questions or require additional information, please contact David B. Navikas, Vice President and Controller at (412) 434-3812.

Sincerely yours,

/s/ W. H. Hernandez
Senior Vice President, Finance

cc: Jenn Do, SEC Staff Accountant